

02003425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 04 2002
340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 21703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/01** (MM/DD/YY) AND ENDING **12/31/01** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LEGEND MERCHANTS GROUP INC. (FORMERLY IAR SECURITIES CORP.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 WALL STREET 20TH FLOOR

(No. and Street)

NEW YORK	**NEW YORK**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward A. Sita 212 809-5568

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALAN RITTER, CERTIFIED PUBLIC ACCOUNTANT

(Name — *if individual, state last, first, middle name*)

25 SMITH STREET, SUITE 405	**NANUET**	**NY**	**10954**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward A. Sita, swear (or affirm) that, to the best of my knowledge and behalf the accompanying financial statement and supporting schedules pertaining to the firm of **LEGEND MERCHANTS GROUP INC. (FORMERLY IAR SECURITIES CORP.)**, as of **DECEMBER 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 30-4899711
Qualified in Nassau County
Commission Expires July 6, 20 03



Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGEND MERCHANT GROUP INC.
(FORMERLY IAR SECURITIES CORP.)
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
WITH
SUPPLEMENTARY REPORT OF
INDEPENDENT PUBLIC ACCOUNTANT

DECEMBER 31, 2001

LEGEND MERCHANTS GROUP INC.
(FORMERLY IAR SECURITIES CORP.)

DECEMBER 31, 2001

INDEX

ALAN RITTER

CERTIFIED PUBLIC ACCOUNTANT

25 Smith Street - Suite 405 - New York, NY 10954 - Tel:(845) 624-7400 - Fax:(845) 624-7403

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Legend Merchant Group Inc.
(Formerly IAR Securities Corp.)

We have audited the accompanying statement of financial condition of Legend Merchant Group Inc. (Formerly IAR Securities Corp.) as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legend Merchant Group Inc. (Formerly IAR Securities Corp.) at December 31, 2001 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Alan Ritter
Certified Public Accountant
Nanuet, New York
February 25, 2002

LEGEND MERCHANT GROUP INC.
(FORMERLY IAR SECURITIES CORP.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS		
Cash	$	1,031
Receivable from clearing broker		123,227
Securities owned at market value		2,424
Loans and exchanges		253,895
Deposits receivable		64,380
Other assets		10,900
TOTAL ASSETS	$	455,857
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	3,178
TOTAL LIABILITIES		3,178
Commitments and contingent liabilities (Note 7)		
Stockholder's equity		
Common stock, without par value, 150 shares issued and outstanding		200
Paid-in capital		965,779
Less treasury stock		(275,000)
Deficit		(238,300)
Total Stockholder's Equity		452,679
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	455,857

The accompanying notes are an integral part of these financial statements.

LEGEND MERCHANT GROUP INC.
(FORMERLY IAR SECURITIES CORP.)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues		
Commissions	$	320,248
Trading gains (losses)		119,830
Other income		45,716
Interest and dividend income		2,197
Total Revenues		487,991
Expenses		
Clearing broker fees		197,395
Professional and consulting fees		24,188
Salaries and wages		121,714
CRD Registration		25,204
Office, printing and postage		17,407
Communications		21,069
Occupancy and facility cost		31,216
Travel and Entertainment		23,705
Payroll taxes		10,361
Insurance		14,190
Regulatory fees		522
Interest expense		1,042
Other expenses		16,596
Total Expenses		504,609
Loss before income taxes		(16,618)
Income tax benefit		-
Net loss	$	(16,618)

The accompanying notes are an integral part of these financial statements.

LEGEND MERCHANTS GROUP INC.
(FORMERLY IAR SECURITIES CORP.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Totals
Balances at January 1, 2001	95	$ 200	$ 607,082	$ (221,682)	$ 385,600
Capital contributed	-	-	83,697	-	83,697
Net loss	-	-	-	(16,618)	(16,618)
Balances at December 31, 2001	95	$ 200	$ 690,779	$ (238,300)	$ 452,679

The accompanying notes are an integral part of these financial statements.

LEGEND MERCHANT GROUP INC.
(FORMERLY IAR SECURITIES CORP.)

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2001
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(16,618)
Adjustments to reconcile net loss to cash used by operating activities:		
Changes in operating assets and liabilities:		
Decrease in receivable from clearing broker		22,827
Decrease in securities owned at market value		4,739
(Increase) in loans and exchanges		(105,879)
Decrease in fixed assets		3,000
(Increase) in other assets		(2,611)
(Decrease) in accounts payable and accrued expenses		(2,272)
Total adjustments		(80,196)
NET CASH USED BY OPERATING ACTIVITIES		(96,814)
Add: Capital contribution		83,697
NET DECREASE IN CASH AND CASH EQUIVALENTS		(13,117)
CASH AND CASH EQUIVALENTS:		
Beginning of year		14,148
End of year	$	1,031

The accompanying notes are an integral part of these financial statements.

LEGEND MERCHANT GROUP INC.
(FORMERLY IAR SECURITIES CORP.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization and Operations

The Company was incorporated in the state of New York in November 1994. On April 21, 1997 the Company commenced operations in the general business of a broker or dealer of securities and is a member of the National Association of Securities Dealers, Inc. as the successor to I.A. Rabinowitz & Company. The Company changed its name to Legend Merchants Group Inc. on December 3, 2001.

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing member broker/dealer which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis. Commission revenues are also recorded on a settlement date basis.

Marketable securities owned by the Company are stated at quoted market values with unrealized gains and losses reflected in income.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits.

Cash balances are held principally at one financial institution and may, at times, exceed insurable amounts. The Company believes it mitigates its risks by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on an accelerated basis for both financial reporting purposes and income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3- INCOME TAXES

There has been no provision for federal, state and local income taxes as the corporation had losses in prior years, and is carrying these losses forward.

NOTE 4- NET CAPITAL REQUIREMENTS

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company's net capital was $123,140 which was $23,140 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 2.58 to 1.

NOTE 5- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 6- COMMITMENTS

Leases

The corporation signed a seven year lease terminating January 31, 2007 for 3,000 square feet of office space. The corporation is jointly obligated for the lease. The corporation is using half of the space with another tenant. The obligation for:

2002	$	84,000
2003		84,000
2004		84,000
2005		97,500
2006		97,500
2007		8,125

NOTE 7- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

LEGEND MERCHANT GROUP INC.
(FORMERLY IAR SECURITIES CORP.)
SCHEDULE I
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL:				
Stockholders' equity			$	452,679
Less non-allowable assets and deductions:				
Loans and exchanges	$	253,895		
Deposits		64,380		
Other assets		10,900		
				329,175
Less: Haircuts on trading and investment securities				364
NET CAPITAL			$	123,140
AGGREGATE INDEBTEDNESS, total liabilities			$	3,178
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)			$	212
MINIMUM NET CAPITAL DOLLAR REQUIREMENT			$	100,000
MINIMUM NET CAPITAL REQUIRED			$	100,000
EXCESS NET CAPITAL ($123,140 - $100,000)			$	23,140
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$	3,178		
NET CAPITAL	$	123,140		2.58%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

ALAN RITTER

CERTIFIED PUBLIC ACCOUNTANT

25 Smith Street - Suite 405 - New York, NY 10954 - Tel:(845) 624-7400 - Fax:(845) 624-7403

Board of Directors
Legend Merchant Group Inc.
(Formerly IAR Securities Corp.)
New York, New York

In planning and performing our audit of the financial statements of Legend Merchant Group Inc. (Formerly IAR Securities Corp.) (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Legend Merchant Group Inc.
(Formerly IAR Securities Corp.)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Alan Ritter
Certified Public Accountant
New York, New York
February 25, 2002